# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AMERICAN PUBLIC EDUCATION INC, CIK 0001201792
CUSIP: 02913V103
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 111 W CONGRESS STREET, CHARLES TOWN, West Virginia (WV), 25414
Date of event which requires filing of this statement: 06/02/2025
Filed by CIK 0001873893
Persons authorized to receive notices and communications: Michael Braner, 325 Capital LLC, 757 Third Avenue, 20th Floor, New York, New York (NY), 10017, 646-774-2904; Kenneth A. Schlesinger, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- 325 Capital Master Fund LP (CIK 0001972759): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 347,498; sole dispositive power 0; shared dispositive power 347,498; aggregate amount beneficially owned 347,498 (1.9% of the class)
- 325 Capital GP, LLC (CIK 0001972758): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 347,498; sole dispositive power 0; shared dispositive power 347,498; aggregate amount beneficially owned 347,498 (1.9% of the class)
- 325 CAPITAL LLC (CIK 0001873893): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 1,551,748; sole dispositive power 0; shared dispositive power 1,551,748; aggregate amount beneficially owned 1,551,748 (8.6% of the class)
- Braner Michael David (CIK 0001908015): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 1,551,748; sole dispositive power 0; shared dispositive power 1,551,748; aggregate amount beneficially owned 1,551,748 (8.6% of the class)
- FRIEDBERG DANIEL M. (CIK 0001448795): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 1,551,748; sole dispositive power 0; shared dispositive power 1,551,748; aggregate amount beneficially owned 1,551,748 (8.6% of the class)
- Shrivastava Anil K (CIK 0001908019): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 1,551,748; sole dispositive power 0; shared dispositive power 1,551,748; aggregate amount beneficially owned 1,551,748 (8.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: AMERICAN PUBLIC EDUCATION INC
Address of issuer's principal executive offices: 111 W CONGRESS STREET, CHARLES TOWN, West Virginia (WV), 25414
Comment: This Amendment No. 6 ("Amendment No. 6") amends the statement on Schedule 13D originally filed by the Reporting Persons on March 31, 2023, as amended (the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 6 shall have the meaning assigned to such term in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

As of the date hereof, the Reporting Persons are deemed to beneficially own the Shares as detailed in Item 5. The aggregate purchase price for the 347,498 Shares beneficially owned directly by 325 Master Fund is approximately $6,481,594 (exclusive of brokerage commissions and other costs of execution). The aggregate purchase price for the 1,181,005 Shares beneficially owned by 325, as the investment manager of the SMAs, is approximately $11,941,617 (exclusive of brokerage commissions and other costs of execution).

The source of funding for the transactions pursuant to which the Reporting Persons obtained beneficial ownership of the Shares was derived from the working capital of 325 Master Fund and the SMAs (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

In connection with the appointment of Mr. Braner to the Board, as further described in Item 4, Mr. Braner has been awarded certain shares of restricted common stock in connection with his service as a director of the Issuer (the "Restricted Stock"), including (a) 2,405 shares of Restricted Stock awarded on March 28, 2023 which vested on May 19, 2023, (b) 12,738 shares of Restricted Stock awarded on May 19, 2023, which vested on May 17, 2024, (c) 4,350 shares of Restricted Stock awarded on May 17, 2024 which vested on May 17, 2025 and (d) 3,752 shares of Restricted Stock awarded on May 23, 2025, which vest on the earlier of the one year anniversary of the grant date and immediately prior to the Issuer's 2026 annual meeting of stockholders.

Because Mr. Braner serves on the Board as a representative of 325 Master Fund and the Reporting Persons, he does not have a right to any economic interest in securities of the Issuer granted to him by the Issuer in respect of his Board position. As a result, when the Issuer delivered such shares of Restricted Stock to Mr. Braner, 325 Master Fund was entitled to receive all of the economic interests in securities granted to Mr. Braner by the Issuer in respect of Mr. Braner's Board position, for no consideration.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

As of the close of business on June 6, 2025, the Reporting Persons beneficially owned an aggregate of 1,551,748 Shares, which represented 8.6% of the outstanding Shares, based upon 18,039,666 Shares outstanding as of May 9, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2025.

The aggregate beneficial ownership reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of the close of business on June 6, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,551,748
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,551,748

The power to vote or to direct the vote or to dispose or direct the disposition of the Shares reported herein is shared among the Reporting Persons, including the 1,181,005 Shares held in the SMAs, the 347,498 Shares held by 325 Master Fund, the 23,245 Shares awarded to Mr. Braner in connection with his service on the Board, and the 3,752 Shares underlying certain shares of Restricted Stock awarded to Mr. Braner in connection with his service on the Board, which have voting rights but have not yet vested and will vest on the earlier of the one year anniversary of the grant date and immediately prior to the Issuer's 2026 annual meeting of stockholders, as described in Item 3.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in the Shares by the Reporting Persons since the filing of Amendment No. 5 are set forth in Exhibit 1 attached hereto and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1 - Transactions in Securities

## Signatures
- 325 Capital Master Fund LP: /s/ Michael Braner, Michael Braner, Managing Member of 325 Capital GP, LLC, its General Partner (06/06/2025)
- 325 Capital GP, LLC: /s/ Michael Braner, Michael Braner, Managing Member (06/06/2025)
- 325 CAPITAL LLC: /s/ Michael Braner, Michael Braner, Managing Member (06/06/2025)
- Braner Michael David: /s/ Michael Braner, Michael Braner (06/06/2025)
- FRIEDBERG DANIEL M.: /s/ Daniel Friedberg, Daniel Friedberg (06/06/2025)
- Shrivastava Anil K: /s/ Anil Shrivastava, Anil Shrivastava (06/06/2025)